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Exhibit 21

Subsidiaries of Registrant

The following are the significant subsidiaries of Sento Corporation as of March 31, 2005:

Sento Technical Services Corporation: (a Utah corporation) conducts business under its legal name or under the name of Sento Corporation.

Xtrasource Acquisitions, Inc.: Incorporate under the laws of Delaware, conducts business under its legal name, under the name of Xtrasource or under the name of Sento Corporation.

Xtrasource BV: Incorporated under the laws of the Netherlands (a wholly owned subsidiary of Xtrasource Acquisitions, Inc.), conducts business under its legal name, under the name of Xtrasource or under the name of Sento Corporation.

Xtrasource SAS: Incorporated under the laws of France (a wholly owned subsidiary of Xtrasource Acquisitions Inc.), conducts business under its legal name, under the name of Xtrasource or under the name of Sento Corporation.

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Subsidiaries of Registrant